UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

12 August 2013
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc ("the Company")
Voting Rights and Capital

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12th August 2013

CRH REACHES AGREEMENT TO
ACQUIRE CEMENT BUSINESS IN INDIA

CRH plc, the international building materials group, announced today that its 50:50 Joint Venture in India, My Home Industries Limited ("MHIL") has reached an agreement to acquire 100% of the shares of Sree Jayajothi Cements Limited ("SJCL"), a 3.2 million tonnes p.a. cement company based in South India for an Enterprise Value of INR14,000 million (€175 million). The investment will be financed from MHIL's existing debt capacity and by equity inputs from the joint shareholders (€ 70 million). CRH's equity interest will amount to approximately €35 million.

With the addition of SJCL, MHIL becomes the market leader in the Andhra Pradesh region of South India and benefits from complementary market coverage.

CRH in India: CRH entered the Indian market in 2008 with the acquisition of a 50% stake in MHIL, a cement business located in Andhra Pradesh in South India. MHIL has an annual cement capacity of 4.8 Mtpa from two plants and is the lowest cost producer and a leading player in its market.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Myles Lee	Chief Executive
Maeve Carton Frank Heisterkamp	Finance Director Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000 FAX +353 1 404 1007
E-MAIL: mail@crh.com WEBSITE: www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

CRH public limited company
(Registrant)

Date: 12 August 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director